SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

WPX Energy, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

98212B103
(CUSIP Number)

Elizabeth Keeley

Taconic Capital Advisors L.P.

450 Park Avenue, 9th Floor

New York, NY 10022

(212) 209-3119

With a copy to:

David E. Rosewater

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 17, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 11 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98212B103	SCHEDULE 13D/A	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON TACONIC CAPITAL ADVISORS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,800,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,800,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 13,800,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.87% based on 200,808,558 shares outstanding.(1)
14	TYPE OF REPORTING PERSON IA; PN

(1) Calculated based upon 200,808,558 shares outstanding as of November 6, 2013 according to the Issuer's Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 7, 2013.

CUSIP No. 98212B103	SCHEDULE 13D/A	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON TACONIC CAPITAL ADVISORS UK LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ENGLAND AND WALES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,800,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,800,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 13,800,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.87% based on 200,808,558 shares outstanding.(1)
14	TYPE OF REPORTING PERSON IA; PN

(1) Calculated based upon 200,808,558 shares outstanding as of November 6, 2013 according to the Issuer's Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 7, 2013.

CUSIP No. 98212B103	SCHEDULE 13D/A	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON TACONIC CAPITAL ADVISORS (HONG KONG) LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION HONG KONG
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,800,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,800,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 13,800,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.87% based on 200,808,558 shares outstanding.(1)
14	TYPE OF REPORTING PERSON IA; OO

(1) Calculated based upon 200,808,558 shares outstanding as of November 6, 2013 according to the Issuer's Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 7, 2013.

CUSIP No. 98212B103	SCHEDULE 13D/A	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON TACONIC ASSOCIATES LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,800,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,800,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 13,800,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.87% based on 200,808,558 shares outstanding. (1)
14	TYPE OF REPORTING PERSON OO

(1) Calculated based upon 200,808,558 shares outstanding as of November 6, 2013 according to the Issuer's Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 7, 2013.

CUSIP No. 98212B103	SCHEDULE 13D/A	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON KENNETH D. BRODY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,800,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,800,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 13,800,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.87% based on 200,808,558 shares outstanding.(1)
14	TYPE OF REPORTING PERSON IN

(1) Calculated based upon 200,808,558 shares outstanding as of November 6, 2013 according to the Issuer's Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 7, 2013.

CUSIP No. 98212B103	SCHEDULE 13D/A	Page 7 of 11 Pages

1	NAME OF REPORTING PERSON FRANK P. BROSENS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,800,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,800,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 13,800,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.87% based on 200,808,558 shares outstanding.(1)
14	TYPE OF REPORTING PERSON IN

(1) Calculated based upon 200,808,558 shares outstanding as of November 6, 2013 according to the Issuer's Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 7, 2013.

CUSIP No. 98212B103	SCHEDULE 13D/A	Page 8 of 11 Pages

This Amendment No. 2 ("Amendment No. 2") amends and supplements the statement on Schedule 13D filed by the Reporting Persons on May 20, 2013 (the "Original Schedule 13D") and Amendment No. 1 to the Original Schedule 13D filed with the SEC on October 23, 2013 ("Amendment No. 1" and, together with the Original Schedule 13D and this Amendment No. 2, the "Schedule 13D") with respect to the common stock, par value $0.01 per share (the "Common Stock" or the "Shares"), of WPX Energy, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D. This Amendment No. 2 amends Items 3, 4, 5, 6 and 7 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Shares reported in Item 5 as beneficially owned by the Reporting Persons were acquired with funds of approximately $218,934,375 (including brokerage commissions) for the account of TOMF. The source of funds used by the Reporting Persons for the purchase of the Shares listed in Item 5 was the working capital of TOMF provided by capital contributions of the partners and internally generated funds of TOMF. The Shares held for TOMF may be held through margin accounts maintained with brokers, which extend credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules, and such firms' credit policies. The positions may be held in margin accounts that are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On December 17, 2013, Taconic Advisors, on behalf of itself and its affiliated funds (collectively, "Taconic"), entered into an agreement with the Issuer (the "Nomination Agreement") regarding the composition of the Issuer's board of directors (the "Board") and other corporate governance matters. Under the terms of the Nomination Agreement, (a) on or prior to January 10, 2014, the Board shall (i) increase the size of the Board by one (such that there are a total of twelve members of the Board) and (ii) after a review of the candidacies of Karl F. Kurz and Scott A. Griffiths by the Board, assuming that each such candidate is willing to serve and that the Board has not determined that such candidate is unqualified to serve with basic competence and integrity as the director of a public company, appoint one of them to the Board as a Class I director to fill the one newly-created directorship resulting from the foregoing increase in the size of the Board (such person, the "Appointed Director"); and (b) in accordance with the Issuer’s retirement guidelines, Don J. Gunther will not be nominated for reelection at the 2014 annual meeting of the stockholders of the Issuer (the "2014 Annual Meeting") and his service as a director of the Issuer will end as of the date of the 2014 Annual Meeting. The parties agreed that if, at any time during the term of the Nomination Agreement, the Appointed Director resigns, is removed or is otherwise unable to serve as a director, including but not limited to by death, disability or unwillingness to serve, or the Board reasonably determines that the Appointed Director is unqualified to serve with basic competence and integrity as the director of a public company, the Issuer and Taconic shall work together in good faith to select a replacement director, mutually acceptable to the Issuer and Taconic, which acceptance, in each case, shall

CUSIP No. 98212B103	SCHEDULE 13D/A	Page 9 of 11 Pages

not be unreasonably withheld. However, if, at any time before the termination of the Nomination Agreement, (a) Taconic ceases to beneficially own at least 5% of the outstanding shares of the Common Stock, or (b) Taconic or any of its representatives ceases to comply with or breaches any of the terms of the Nomination Agreement (provided that, in the case of any breach by Taconic other than a breach of Taconic's obligations with respect to voting at the 2014 Annual Meeting, if such breach can be cured, Taconic shall have 15 business days after the date on which Taconic receives written notice of such breach from the Issuer within which Taconic may cure such breach), Taconic's rights and the Board's obligations with respect to the appointment of a replacement director (as described immediately above) shall terminate.

Pursuant to the Nomination Agreement, the Issuer also agreed that (a) it will nominate only three Class II directors for election at the 2014 Annual Meeting; and (b) during the Standstill Period (as defined below), the Board (i) shall not increase the size of the Board from eleven members, except as described above for the period prior to the 2014 Annual Meeting, and (ii) may decrease the size of the Board from eleven members; provided that the Appointed Director remains a member of the newly-sized Board. Furthermore, the Issuer agreed that the Appointed Director, upon election to the Board, shall be appointed by the Board to serve on (x) in the Board's discretion, either the Nominating and Governance Committee or the Compensation Committee, and (y) a newly created committee of the Board (the "Search Committee"), which Search Committee (1) has been established by the Board for the purpose of identifying a new individual to be appointed, subject to the approval of the Board, to serve as Chief Executive Officer of the Issuer, which individual shall not have been employed at the Issuer at any time prior to his or her appointment as Chief Executive Officer of the Issuer; (2) shall be comprised of no more than five members (including the Appointed Director); and (3) from the date of the Nomination Agreement until the appointment of the Appointed Director to the Board, shall conduct no further business, formally or informally, other than the retention of a search consultant and the determination of specified criteria required for such new Chief Executive Officer.

On December 18, 2013, the Issuer issued a press release announcing entry into the Nomination Agreement. A copy of the release is attached as Exhibit 2 to this Schedule 13D and is incorporated by reference herein.

Under the terms of the Nomination Agreement, Taconic agreed to certain customary standstill and non-disparagement provisions, such provisions to last from the date of the Nomination Agreement until the earlier of (a) the later of (i) the sixth month anniversary of the date of the Nomination Agreement, and (ii) 60 days prior to the last day upon which a notice to the Secretary of the Issuer of nominations of persons for election to the Board or the proposal of business at the 2015 annual meeting of the stockholders of the Issuer would be considered timely pursuant to the Amended and Restated Bylaws of the Issuer, as then in effect, and (b) 10 business days after such date, if any, that Taconic provides written notice to the Issuer (specifying the relevant facts) that the Issuer has materially breached any of its commitments or obligations under the Nomination Agreement, except that, in the case of any breach by the Issuer, other than a breach of the provision of the Nomination Agreement providing for the appointment of the Appointed Director to the Board, if such material breach can be cured, the Issuer shall have 15 business days after the date of such written notice within which to cure its material breach, and clause (b) shall not apply in the event of such cure (the "Standstill Period"). Taconic also agreed to cause all shares of Common Stock beneficially owned by Taconic to be present for quorum purposes and to be voted at the 2014 Annual Meeting in favor of (x) the election of each Class II director proposed by the Issuer for reelection to the Board who, as of the date of the Nomination Agreement, is a Class II director of the Board, (y) ratification of the appointment of Ernst & Young LLP as the Issuer's independent auditor for 2014, and (z) advisory approval of the Issuer's executive compensation. The foregoing does not prohibit the Reporting Persons from privately communicating their views to the Issuer's management or the Board so long as such communications are not intended to, and would not be reasonably expected to, require any public disclosure of such communications. Subject to the terms of the Nomination Agreement, the Reporting Persons may continue to advocate the policies and strategies previously described in this Schedule 13D. The foregoing summary of the Nomination Agreement is qualified in its entirety by reference to the full text of the Nomination Agreement, a copy of which is attached as Exhibit 1 to this Schedule 13D and is incorporated by reference herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER
Paragraphs (a) – (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) - (b)

The following table describes the number of shares of Common Stock and the percentage of outstanding shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons as of the date of the filing of this Amendment No. 2. All percentages below are determined using a denominator of 200,808,558 Shares of Common Stock issued and outstanding as of November 6, 2013, according to Issuer's Quarterly Report on Form 10-Q filed by Issuer with the Securities and Exchange Commission on November 7, 2013.

Name of Reporting Person	Number of Shares of Common Stock Beneficially Owned	Percent Ownership of Outstanding Shared Common Stock	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Taconic Advisors	13,800,000	6.87%	−	13,800,000	−	13,800,000
Taconic Advisors UK	13,800,000	6.87%	−	13,800,000	−	13,800,000
Taconic Advisors Hong Kong	13,800,000	6.87%	−	13,800,000	−	13,800,000
Taconic Associates	13,800,000	6.87%	−	13,800,000	−	13,800,000
Mr. Brody	13,800,000	6.87%	−	13,800,000	−	13,800,000
Mr. Brosens	13,800,000	6.87%	−	13,800,000	−	13,800,000

Each of Taconic Advisors, Taconic Advisors UK, Taconic Advisors Hong Kong, Taconic Associates, Mr. Brody and Mr. Brosens may be deemed to be the beneficial owner of 13,800,000 Shares (approximately 6.87% of the total number of Shares outstanding), which Shares are held for the account of TOMF.

(c)

Since the filing of Amendment No. 1 to the Schedule 13D, the Reporting Persons have effected the following transactions in Shares as set forth in the table below.

Date	Reporting Person	Number of Shares Purchased	Price Per Share
November 7, 2013	TOMF	100,000	$18.53
November 7, 2013	TOMF	300,000	$18.47
November 8, 2013	TOMF	300,000	$18.60
November 8, 2013	TOMF	100,000	$18.65
November 11, 2013	TOMF	200,000	$18.83

CUSIP No. 98212B103	SCHEDULE 13D/A	Page 10 of 11 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and supplemented by the addition of the following:

On December 17, 2013, the Issuer and Taconic Advisors entered into the Nomination Agreement, the terms of which are described in Item 4 of this Schedule 13D and are incorporated by reference herein.

Other than the Nomination Agreement, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS
Item 7 is hereby amended and supplemented by the addition of the following:
Exhibit	Description
1	Nomination Agreement, dated December 17, 2013
2	Press Release, dated December 18, 2013

CUSIP No. 98212B103	SCHEDULE 13D/A	Page 11 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 19, 2013

TACONIC CAPITAL ADVISORS L.P.

/s/ Kenneth D. Brody
Name: Kenneth D. Brody
Title: Principal
TACONIC CAPITAL ADVISORS UK LLP, By: TACONIC CAPITAL SERVICES UK LIMITED, its managing manager
/s/ Kenneth D. Brody
Name: Kenneth D. Brody
Title: Principal

/s/ Frank P. Brosens
Name: Frank P. Brosens
Title: Principal

TACONIC CAPITAL ADVISORS (HONG KONG) LIMITED By: TACONIC CAPITAL PERFORMANCE PARTNERS LLC, its director

/s/ Frank P. Brosens
Name: Frank P. Brosens
Title: Manager

TACONIC ASSOCIATES LLC
/s/ Kenneth D. Brody
Name: Kenneth D. Brody
Title: Manager

/s/ Kenneth D. Brody
Kenneth D. Brody

/s/ Frank P. Brosens
Frank P. Brosens